FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 15, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

GSK’s Emerging Markets strategy advances with acquisition in Egypt

GlaxoSmithKline plc (GSK) today announced that it will acquire the Egyptian mature products business of Bristol Myers Squibb (BMS), for $210 (£125) million, in a move to accelerate sales growth and further extend its pharmaceutical portfolio in emerging markets.

Commenting on the acquisition Abbas Hussain, President Emerging Markets GSK said: “This acquisition is an important step forward in GSK’s strategy to accelerate sales growth in emerging markets. It will enable us to build and diversify our existing branded pharmaceuticals portfolio and signals our strong commitment to provide quality medicines to patients in Egypt and other countries in the Middle East and North Africa region.”

As a result of the acquisition, GSK will become the leading pharmaceutical company in Egypt with a market share of approximately 9%. GSK will acquire 20 branded products that occupy leading market positions in four therapeutic disease areas in Egypt, including Duricef (antibiotic); Capozide and Capoten (ACE inhibitors); Theragran-H (iron supplement) and Kenacomb (topical steroid). Total sales of this combined mature products pharmaceuticals business in 2007 were $48.5 million. The addition of these brands to GSK’s existing portfolio reflects the company’s strategic intent to build a portfolio that it is appropriately tailored to the needs of patients in emerging markets such as Egypt. GSK will also take ownership of BMS’s high quality manufacturing facility in Giza (Greater Cairo) that will continue to supply the acquired products.

In addition, as a consequence of the acquisition, GSK will have the ability to export generic versions of the acquired products to markets outside of Egypt, thereby creating a further opportunity to drive sales growth in the MENA region.

Egypt is the fourth largest economy in the MENA region with a population of 76 million representing one-quarter of the entire region’s population. The pharmaceutical market in Egypt is worth approximately $2.1 (£1.1) billion and it grew last year by 19% in value.

Completion of the acquisition is expected by the end of October 2008.

S M Bicknell
15th October 2008

Notes to editors

Egypt is the fourth largest economy in the MENA region, with the third-fastest GDP growth rate of 7% in 2007. It is the most populous country in the region, with a population of 76 million that represents over one-quarter of the entire region’s population. The pharmaceutical market in Egypt is worth approximately $2.1billion, with volume and value growth of 9% and 19% respectively (source: IMS June 2008 MAT).

The acquisition follows the agreement GSK announced with South African based pharmaceuticals company Aspen in July 2008, which significantly extended GSK’s pharmaceuticals portfolio in emerging markets.

Emerging markets are forecast to account for 40% of growth in the worldwide pharmaceutical market by 2020. GSK is actively seeking to unlock the potential of emerging markets and has already established a new business model within GSK, and prioritised investments in capacity and regulatory expertise to strengthen GSK’s existing strong geographical footprint in emerging market countries.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 15,  2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc